Legal Proceedings

Following a routine examination of the Permanent Portfolio Family of Funds, Inc. (the "Fund") in 1991, the Securities and Exchange Commission (the "Commission") instituted public administrative and cease-and-desist proceedings on January 13, 1997, to determine the truth of allegations by the Commission's Division of Enforcement (the "Division") that World Money Managers and World Money Securities, Inc., the Fund's investment adviser and a wholly owned investment of the Permanent Portfolio, respectively, and two of the Fund's directors and officers, Terry Coxon and Alan Sergy (collectively, the "Respondents"), violated certain provisions of federal securities laws in fiscal years 1990 through 1992. On April 28, 1997, the Division filed a Motion To Dismiss Without Prejudice (the "Motion"), the action against World Money Securities, Inc. On May 5, 1997, Administrative Law Judge Brenda P. Murray granted the Motion, dismissing World Money Securities, Inc. from further involvement in the proceedings.




                                  Exhibit 77e